FOR IMMEDIATE RELEASE	CNQ Symbol: GVGI

MICHAEL A. DEHN JOINS GRANDVIEW GOLD INC.

August 29, 2005. –Toronto, Ontario – Grandview Gold Inc. (CNQ:GVGI) ("Grandview Gold" or the “Company”) announced today that Michael A. Dehn, former Senior Geologist for Goldcorp Inc., has been appointed Vice President of Corporate Development.

After joining Goldcorp Inc. in 1994, Mr. Dehn played a strategic role in Goldcorp’s very successful exploration programs at the Red Lake Gold Camp. He was intimately involved with all of Goldcorp’s joint ventures in the area and managed all regional exploration programs since 1999. Mr. Dehn said "I am excited to be joining Grandview Gold and embracing the challenges of corporate development and exploration. Grandview Gold is an obvious choice for me, given their promising land positions in the Red Lake and Bissett Gold Camps. This combined with my contacts in the industry and experiences with different exploration technologies will allow us to clearly focus on one priority: to move projects forward and grow this company."

Mr. Dehn will provide leadership and direction for the Company’s exploration properties in the Red Lake and Bissett Gold Camps in northwestern Ontario and east-central Manitoba, as well as make strategic contributions to the Company’s financing efforts and other corporate development initiatives.

"We are thrilled to have Michael join Grandview Gold, he brings to our company and its shareholders a wealth of knowledge in the evaluation of exploration projects", said Mr. Raymond Pecoskie, President and Chief Executive Officer. "Michael also brings to this position a real understanding of the mining industry and years of experience in the regions we are active. I look forward to working closely with him as we further develop and grow Grandview Gold."

The Company has granted, subject to regulatory approval, a total of 150,000 incentive stock options for the purchase of up to 150,000 common shares of Grandview Gold at a price of $1.25 per share to Mr. Dehn, expiring August 25, 2010.

Grandview Gold Inc. is a gold exploration company, listed on the CNQ Exchange under the symbol “GVGI”. Grandview Gold focuses on creating value for shareholders by exploring and developing high-grade gold properties in the major gold camps of North America. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Grandview Gold Inc.
Raymond Pecoskie, President & CEO.
Suite 400, 56 Temperance Street
Toronto, ON, Canada, M5H 3V5
Phone: 416-409-8245
Email: info@grandviewgold.com

This news release contains forward-looking statements regarding the timing and content of upcoming programs and may be subject to regulatory approval. Actual results may differ materially from those currently anticipated in such statements.